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EXHIBIT 99.01   SECOND QUARTER 1999 REPORT TO SHAREHOLDERS

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SECOND QUARTER REPORT - 1999

DEAR FELLOW SHAREHOLDERS:

The second quarter of 1999 saw another significant decline in the gold spot price. At June 30, 1999, the closing spot price was $262 per ounce as compared to $287 per ounce at March 31, 1999. Gold prices continued to decline in July and tested the $250 level, before recovering to the $260 level at the time of this writing.

Despite low gold prices, the Corporation was able to generate $1.3 million of cash from its operations and produce 18,012 ounces of gold. At the Hycroft mine, gold is being produced from previously mined and inventoried ore and during the current quarter, the mine produced 10,104 ounces. Gold production of 25,874 ounces for the first six months of 1999 exceeded the original 1999 Hycroft gold production estimate of 25,000 ounces as reported in the Corporation's 1998 annual report. Currently, the Corporation expects Hycroft to produce 35,000 ounces of gold in 1999.

As reported previously, the Corporation has commenced a $400,000 drilling program on Hycroft's Brimstone ore body. The program is designed to confirm a 37 percent positive variance in recovered gold that was experienced while mining the deposit in 1997 and 1998. If the program is successful, the Corporation's mineable reserve would be significantly increased and mining activities at Hycroft could be resumed given adequate gold prices.

As a first phase of the program to reevaluate the Brimstone reserve, an eight-hole diamond-drill program was completed. The results from the twin-hole program showed, on 106 paired samples where adequate core samples were obtained, a 16-percent higher grade with core drilling than with reverse circulation drilling. Unfortunately, core recoveries in critical higher-grade areas were unacceptably low (0-50 percent) and no comparison could be made in these areas. Vista has retained an international mining and ore reserve consultant, Micon International Limited, to assist in designing a program to reevaluate the reserves and confirm the upgrade. This program will involve additional sampling, remodeling and drilling.

Reclamation has continued at Hycroft as planned with work being focussed on waste dumps and mining areas which will not be disturbed if mining resumes at Brimstone.

In my last letter to you I reported that Mineral Ridge had reached planned production levels in May. However, those levels could not be sustained and in June Mineral Ridge had a poor month. This was caused by excessive plant downtime resulting from equipment failures due to design and equipment deficiencies in the crushing plant. Since June, the plant has been running much better and most of the deficiencies have been remedied.

The Corporation has reviewed and revised its forecasts for the project, and although the project is currently operating in a cash deficit situation, capital costs for startup have been less than expected and a positive cash flow is forecasted by year end. Longer term, the projected cash flows that will be generated, including those from 100,000 ounces of gold sold forward at an average of $311 per ounce, are in line with original projections. Gold production for the quarter was 7,908 ounces, bringing the year-to-date total to 11,398 ounces. The Corporation now estimates gold production for the year to be 35,000 ounces.

Due to sustained gold prices below $260 per ounce, Vista suspended financing efforts for the development of the Amayapampa project in Bolivia. The project will require a capital investment of $26 million, and will produce an average of 43,000 ounces of gold per year, at an estimated cash cost of $157


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per ounce. The Corporation plans to reduce holding costs in Bolivia, while maintaining the properties for future development once gold prices improve. Cost reduction steps will include laying off all 264 workers who have been maintained on the payroll at a reduced salary while financing efforts were underway. Reductions will also be made in overhead costs, but the Corporation will continue to support a modest social program including electric power, teachers' salaries and school supplies, school breakfasts, and nurses' salaries and medical supplies.

For the three months ended June 30, 1999, the Corporation incurred a net loss of $4.5 million, or $0.05 per share. The loss was primarily due to the start-up difficulties at the Mineral Ridge mine combined with lower gold prices and the expense of holding the Bolivian assets. Additionally, the Corporation wrote-off its remaining investment in Zamora Gold Corp., which increased the net loss by $0.5 million. Although Zamora continues to undertake exploration and gold production activities in Ecuador, the investment was reduced to reflect the Corporations decreased level of ownership and control.

The Corporation's financial position remains good with over $5.2 million in cash and refined gold bullion available for sale at June 30, 1999. Net working capital at June 30, 1999 was $8.5 million and the Corporation currently has 100,000 ounces of gold sold forward at an average price of $311 per ounce. Although, certain purchase accounting requirements will prevent the Corporation from recognizing a significant portion of the hedging revenues associated with the contracts, the cash benefit of the contracts will be fully available to the Corporation as the contracts mature.

The current depression in the gold market is disappointing, but not altogether unexpected. Over a year ago, the Corporation made plans and took steps to mitigate the effects of lower gold prices. Those efforts were by-and-large successful. Now, our intention is to monitor the situation closely and to take advantage of any opportunities that may present themselves. In this market, I believe the Corporation has placed itself in a good position for when prices return to higher levels.


/s/ MIKE B. RICHINGS

Mike B. Richings
President and Chief Executive Officer

August 16, 1999

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450 or (888) 629-2450.

(303) 629-2450 - VOICE   370 SEVENTEENTH STREET - SUITE 3000 - DENVER, CO 80202
(303) 629-2499 - FAX


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